UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Inc. Unaudited Interim condensed consolidated financial statements as of March 31, 2024

Contents

Unaudited interim condensed consolidated statement of financial position	1

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income	3

Unaudited interim condensed consolidated statement of changes in equity	4

Unaudited interim condensed consolidated statement of cash flows	5

Notes to the unaudited interim condensed consolidated financial statements	6

Zenvia Inc.

Unaudited interim condensed consolidated statement of financial position at March 31, 2024

(In thousands of Reais)

Assets	Note	March 31, 2024	December 31, 2023
Current assets
Cash and cash equivalents	5	71,525	63,742
Trade and other receivables	7	171,905	148,784
Recoverable assets	8	34,983	28,058
Prepayments		9,063	5,571
Other assets		6,962	4,176
Total current assets		294,438	250,331
Non-current assets
Restricted cash	6	6,578	6,403
Recoverable assets	8	12	-
Prepayments		865	1,109
Other Assets		10	10
Deferred tax assets	20	108,054	91,971
Property, plant and equipment	9	14,518	14,413
Intangible assets	10	1,339,121	1,347,327
Total non-current assets		1,469,158	1,461,233
Total assets		1,763,596	1,711,564

1

Zenvia Inc.

Unaudited interim condensed consolidated statement of financial position at March 31, 2024

(In thousands of Reais)

Liabilities	Note	March 31, 2024	December 31, 2023
Current liabilities
Trade and other payables	11	367,851	353,998
Loans, borrowings and debentures	12	33,696	36,191
Liabilities from acquisitions	13	96,963	134,466
Employee benefits		59,257	50,085
Tax liabilities		16,779	18,846
Lease liabilities		2,314	2,056
Deferred revenue		8,156	11,547
Taxes to be paid in installments		137	185
Total current liabilities		585,153	607,374
Non-current liabilities
Liabilities from acquisitions	13	193,919	160,237
Loans and borrowings	12	59,844	51,605
Provisions for tax, labor and civil risks	14	1,412	1,721
Lease liabilities		2,004	752
Employee benefits		1,036	615
Derivative financial instruments	22	82,406	-
Taxes to be paid in installments		302	313
Total non-current liabilities		340,923	215,243
Equity	16
Capital		1,007,522	957,525
Reserves		199,627	247,464
Foreign currency translation reserve		5,419	3,129
Other components of equity		283	283
Accumulated losses		(375,602)	(319,591)
Equity attributable to owners of the Company		837,249	888,810
Non-controlling interests		271	137
Total equity		837,520	888,947
Total equity and liabilities		1,763,596	1,711,564

See the accompanying notes to the interim condensed consolidated financial statements.

2

Zenvia Inc.

Unaudited interim condensed consolidated statement of profit or loss and other comprehensive income for the three months period ended March 31, 2024 and 2023

(In thousands of Reais)

Three months period ended March 31
	Note	2024	2023 (Restated)*
Revenue	17	212,636	179,047
Cost of services	18	(131,779)	(100,098)
Gross profit		80,857	78,949
Operating expenses
Sales and marketing expenses	18	(27,359)	(27,442)
General and administrative expenses	18	(31,270)	(31,447)
Research and development expenses	18	(14,796)	(14,004)
Allowance for expected credit losses	18	(5,431)	(18,269)
Other income and expenses, net	18	(11,353)	(83)
Operating loss		(9,352)	(12,296)
Financial Income (Expenses)
Finance expenses	19	(65,487)	(18,724)
Finance income	19	5,283	2,625
Financial expenses, Net		(60,204)	(16,099)
Loss before taxes		(69,556)	(28,395)
Income Tax and Social Contribution
Deferred income tax and social contribution	20	16,083	11,846
Current income tax and social contribution	20	(2,420)	(218)
Total Income Tax and Social Contribution		13,663	11,628
Loss for the period		(55,893)	(16,767)
Gain (Loss) attributable to:
Owners of the Company		(56,011)	(16,839)
Non-controlling interests		118	72

Loss per share (expressed in Reais per share)
Basic		(1.104)	(0.403)
Diluted		(1.104)	(0.403)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cumulative translation adjustments from operations in foreign currency		2,290	(3,611)
Total comprehensive loss for the period		(53,603)	(20,378)
Total comprehensive loss attributable to:
Owners of the Company		(53,721)	(20,450)
Non-controlling interests		118	72

* See Note 1.b for the discussion relating to the adjustments

See the accompanying notes to the interim condensed consolidated financial statements.

3

Zenvia Inc.

Unaudited interim condensed consolidated statement of changes in equity

For the three months period ended March 31, 2024 and 2023

(In thousands of reais)

				Other comprehensive income
	Capital	Capital reserve	Retained earnings (loss)	Foreign currency translation reserve	Other components of equity	Attributable to owners of the Company	Non-controlling interests	Total equity
Balance at January 1, 2023	957,525	244,913	(258,587)	9,485	-	953,336	(96)	953,240
Loss for the period (Restated)*	-	-	(16,839)	-	-	(16,839)	72	(16,767)
Cumulative translation adjustments from operations in foreign currency	-	-	-	288	-	288	-	288
Issuance of shares	-	2,890	-	-	-	2,890	-	2,890
Issuance of shares related to business combinations	-	185	-	-	-	185	-	185
Share-based compensation	-	(2,580)	-	-	-	(2,580)	-	(2,580)
Balance at March 31, 2023	957,525	245,408	(275,426)	9,773	-	937,280	(24)	937,256

Balance at January 1, 2024	957,525	247,464	(319,591)	3,129	283	888,810	137	888,947
Loss for the period	-	-	(56,011)	-	-	(56,011)	118	(55,893)
Other components of equity	-	-	-	-	-	-	16	16
Cumulative translation adjustments from operations in foreign currency	-	-	-	2,290	-	2,290	-	2,290
Capital increase from private placement investments (Note 16)	49,997	(49,159)	-	-	-	838	-	838
Share-based compensation	-	1,322	-	-	-	1,322	-	1,322
Balance at March 31, 2024	1,007,522	199,627	(375,602)	5,419	283	837,249	271	837,520

* See Note 1.b for the discussion relating to the adjustments

See the accompanying notes to the interim condensed consolidated financial statements.

4

Zenvia Inc.

Unaudited interim condensed consolidated statement of cash flows

For the three months period ended March 31, 2024 and 2023

(In thousands of reais)

Three months period ended March 31
	Note	2024	2023 (Restated)*
Cash flow from operating activities
Loss for the period		(55,893)	(16,767)
Adjustments for:
Income tax and social contribution		(13,663)	(11,628)
Depreciation and amortization	18	22,797	20,133
Allowance for expected credit losses	7	5,431	1,850
Provisions for tax, labor and civil risks	14	696	741
Provision for bonus and profit sharing		10,307	7,159
Share-based compensation		1,322	1,391
Interest from loans and borrowings	12	3,794	6,788
Interest on leases		175	112
Exchange variation and Interest and adjustment to present value (APV) on liabilities from acquisition		284	3,268
Gain (loss) on write-off of property, plant and equipment		(2)	89
Effect of hyperinflation		1,507	136
Increase of fair value of derivative financial instruments	16	33.247	837
Changes in assets and liabilities
Trade and other receivables	7	(28,552)	(15,789)
Prepayments		(3,248)	(844)
Other assets		(13,208)	(14,825)
Suppliers		14,355	115,101
Employee benefits		(714)	2,663
Other liabilities		12,894	6,358
Cash (used in)/ from operating activities		(8,471)	106,773
Interest paid on loans and leases		(3,172)	(6,360)
Income taxes paid		(1,222)	(853)
Net cash flow (used in)/ from operating activities		(12,865)	99,560
Cash flow from investing activities
Proceeds from sale of financial instruments		-	8,160
Restricted cash	6	(175)	-
Acquisition of property, plant and equipment	9	(57)	-
Acquisition of Intangible assets	10	(12,197)	(10,863)
Net cash used in investing activities		(12,429)	(2,703)
Cash flow from financing activities
Capital Increase	16	49,997	-
Proceeds from loans and borrowings	12	11,867	-
Payment of debt issuance costs	12	99	-
Payment of borrowings	12	(7,019)	(17,513)
Payment of lease liabilities		(501)	(423)
Payments in installments for acquisition of subsidiaries	13	(21,109)	(20,430)
Net cash (used in)/from financing activities		33,334	(38,366)
Exchange rate change on cash and cash equivalents		(257)	288
Net (decrease)/ increase in cash and cash equivalents		7,783	58,779
Cash and cash equivalents at January 1		63,742	100,243
Cash and cash equivalents at March 31		71,525	159,022

* See Note 1.b for the discussion relating to the adjustments

See the accompanying notes to the interim condensed consolidated financial statements.

5

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

1.	Operations

Zenvia Inc. (“Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Company”). The Company is involved in implementation of a multi-channel communication of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications and with a combination of the Group Software as a Service (SaaS) portfolio providing clients with unified end-to-end customer experience SaaS platform to digitally interact with their end-consumers in a personalized way.

As of March 31, 2024, the Company has negative consolidated working capital in the amount of R$290,145 (current assets of R$294,438 and current liabilities of R$584,583), mainly arising from a reduction in the Company’s cash position as a result of payments made during the years related to business acquisitions, as described in item (b) to (d) below.

Zenvia’s Management focused in 2022 to increase gross profit and to take into place cost-cutting initiatives, such as the review of its corporate structure, which reduced the Company’s current workforce by 9% and is in line with the acceleration of the integration of acquisitions. While these actions were instrumental for the Company to deliver improved cash generation in 2023, management is committed to continue pursuing new operational efficiencies for the next 12 months. On top of the improvement in operations, the Company has announced the conclusion of several renegotiations with its creditors, including banks, debenture holders and holders of other liabilities related to past M&A activity. These renegotiations include an extension of payment terms on bank loans and debentures from up to 18 months to 36 months (final maturity December 2026), extension of liabilities related to past M&As from up to 36 months to up to 60 months (final maturity December 2028) and the possibility of converting certain M&A liabilities into Zenvia´s equity (potential conversion estimated at circa 65% of total M&A liabilities). Additionally, the Company announced that Mr Cassio Bobsin, Zenvia´s Founder and CEO, has injected a total of R$50,000 as new equity in the Company. Management believes that the combination of the above mentioned initiatives and the expected future operating cash flow will be enough to cover for the Company's medium and long term financial obligations. Nevertheless, management will continue to seek to optimize the Company's working capital needs by renegotiating payment terms with suppliers and anticipating future revenues with

6

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

clients. Considering the Company’s short-term financial contractual obligations and commitments after giving effect to the above-mentioned renegotiations and capital injection, management expects a cash outlay of R$76,728 for the next 12 months mainly for its existing short-term indebtedness as it becomes due, including interest, and payments due from acquisitions. The Company believes its working capital and projected cash flows from operations, combined with new sources of financing already under negotiations, will be sufficient for the Company’s requirements for the next twelve months. As a result of these factors, management continues to have a reasonable expectation that the Company will be able to continue operations in the foreseeable future.

a.     Business combination – Movidesk Ltda. (“Movidesk”)

On February 6, 2024, Zenvia Brazil renegotiated the earnout with Movidesk, with a total balance of R$206,699 as of December 31, 2023. Payment terms have been extended to a total of 60 months, with final due date in December 2028, with Zenvia option to convert R$156,805 of total debt into equity, of which R$50,000 can be converted by September 2024, and the remaining balance can be converted in up to 6 installments from January 1, 2026, until the conclusion of the contract period.

b.     Correction of error – effect in consolidated statement of profit or loss, consolidated statement of changes in equity and cash flow

In December 2023, the Company identified that the allowance for expected credit losses was understated. The calculation was reassessed in the annual financial statements and Management has retrospectively revised the first quarter of 2023 for comparison purposes.

The retrospective changes in the comparative periods can be summarized as follows:

7

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

●	Consolidated statement of financial position

			March 31, 2023
	Originally presented	Effects of Change	After changes
Assets
Trade and other receivables	186,060	(16,109)	169.951
Total current assets	407,918	(16,109)	391.810
Deferred tax assets	100,601	3,019	103,620
Total non-current assets	1,489,735	3,019	1,492,754
Total assets	1,897,653	(13.089)	1,884,564
Shareholders' equity
Accumulated losses	(262,337)	(13,089)	(275,426)
Equity holders of the parent company	950,369	(13,089)	937,280
Total equity	950,345	(13,089)	937,256
Total equity and liabilities	1,897,653	(13,089)	1,884,564

●	Consolidated statement of profit or loss

			March 31, 2023
	Originally presented	Effects of Change	After changes
Operating expenses
Allowance for expected credit losses	(2,161)	(16,108)	(18,269)
Operating gain (loss)	3,812	(16,108)	(12,296)
Profit (loss) before taxes	(12,287)	(16,108)	(28,395)
Deferred income tax and social contribution	8,827	3,019	11,846
Total Income Tax and Social Contribution	8,609	3,019	11,628
Loss of the period	(3,678)	(13,089)	(16,767)
Loss attributable to:
Owners of the Company	(3,750)	(13,089)	(16,839)
Loss per share (expressed in Reais per share)
Basic	(0.090)	(0.313)	(0.403)
Diluted	(0.090)	(0.313)	(0.403)
Other comprehensive income
Cumulative translation adjustments from operations in foreign currency	(3,611)	3,899	288
Total comprehensive income (loss) for the period	(7,289)	(9,190)	(16,479)
Owners of the Company	(7,361)	(9,190)	(16,551)

8

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

●	Changes in equity

March 31, 2023
		Originally presented				Effects of Change					After changes
	Capital reserve	Retained earnings (loss)	Translation reserve	Attributable to owners of the Company	Total equity		Capital reserve	Retained earnings (loss)	Translation reserve	Attributable to owners of the Company	Total equity
Balance at January 1, 2023	244,913	(258,587)	9,485	953,336	953,240	-	244,913	(258,587)	9,485	953,336	953,240
Loss for the period	-	(3,750)	-	(3,750)	(3,678)	(13,089)	-	(16,839)	-	(16,839)	(16,767)
Cumulative translation adjustments from operations in foreign currency	-	-	(3,611)	(3,611)	(3,611)	3,899	-	-	288	288	288
Issuance of shares	4,082	-	-	4,082	4,082	(1,192)	2,890	-	-	2,890	2,890
Share-based compensation	312	-	-	312	312	(2,892)	(2,580)	-	-	(2,580)	(2,580)
Issue of shares related to business combinations	-	-	-	-	-	185	185	-	-	185	185
Balance at March 31, 2023	249,307	(262,337)	5,874	950,369	950,345	(13,113)	245,408	(275,426)	9,773	937,280	937,256

9

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

●	Cash flow

			March 31, 2023
	Originally presented	Effects of Change	After changes
Cash flow from operating activities
Profit (loss) for the period	(3,678)	(13,089)	(16,767)
Income tax and social contribution	(8,609)	(3,019)	(11,628)
Share-based compensation	5,290	(3,899)	1,391
Allowance for expected credit losses	1,850	8,878	10,728
Increase of fair value of derivative financial instruments	-	837	837
Trade and other receivables	(31,898)	16,109	(15,789)
Other assets	(14,824)	(1)	(14,825)
Other liabilities	3,548	2,810	6,358
Cash generated from (used in) operating activities	99,812	(252)	99, 560
Exchange rate change on cash and cash equivalents	36	252	288

2.	Company’s subsidiaries

		March 31, 2024		December 31, 2023
	Country	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	100	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	-	100
Total Voice Comunicação S.A.	Brazil	-	100	-	100
Rodati Motors Corporation	USA	-	100	-	100
Zenvia México	Mexico	-	100	-	100
Zenvia Voice Ltda	Brazil	-	100	-	100
One to One Engine Desenvolvimento e	Brazil	-	100	-	100
Licenciamento de Sistemas de Informática S.A.
Sensedata Tecnologia Ltda.	Brazil	-	100	-	100
Rodati Services S.A.	Argentina	-	100	-	100
Movidesk S.A.	Brazil	-	98.04	-	98.04
Rodati Servicios, S.A. de CV	Mexico	-	100	-	100
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-	100	-	100

3.	Preparation basis

These interim condensed consolidated financial statements for the three months period ended March 31, 2024, have been prepared in accordance with IAS 34, the Company has prepared the financial statements on the basis that the interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2023.

10

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

The issuance of these interim condensed consolidated financial statements was approved by the Executive Board of Directors on July 13, 2024.

a.	Measurement basis

The interim condensed consolidated financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b.	Functional and presentation currency

These interim condensed consolidated financial statements are presented in Brazilian Real (R$), which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency of the subsidiary Rodati Motors Corporation is the US Dollar. The indirect subsidiaries of the Company have the following functional currencies: Rodati Motors Central de Informações de Veículos Automotores Ltda. has the local currency, Brazilian Real (BRL), as its functional currency; Rodati Services S.A. has the local currency, Argentine Peso (ARG), as its functional currency; and Rodati Servicios, S.A. de CV. has the local currency, Mexican Pesos (MEX), as its functional currency.

c.    Foreign currency translation

For the consolidated Company subsidiaries in which the functional currency is different from the Brazilian Real, the interim financial statements are translated to Real as of the closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

11

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

d.	Accounting and reporting in highly hyperinflationary economy

In March 2024, considering that the inflation accumulated in the past five years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in the hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A., located in Argentina.

Non-monetary assets and liabilities, the equity and the statement of profit or loss of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy based on current cost approach are in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of profit or loss of the Company.

e.	Use of estimates and judgments

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

(i)	Measurement of fair value

A series of Company’s accounting policies and disclosures requires the measurement of fair value, for financial and non-financial assets and liabilities.

Evaluation process includes the regular review of significant non-observable data and valuation adjustments. If third-party information, such as brokerage firms’ quotes or pricing services, is used to measure fair value, then the evaluation process analyzes the evidence obtained from the third parties to support the conclusion that such valuations meet the IFRS requirements, including the level in the fair value hierarchy in which such valuations should be classified.

12

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

When measuring the fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

—	Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.
—	Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).
—	Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs).

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

4.	New standards, amendments, and interpretations of standards

4.1.	New currently effective requirement

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of new standards effective as of January 1st, 2024. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards and interpretations did not have a material impact on the Company’s consolidated financial statements:

●    Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7;

●    Amendments to IFRS 16: Lease Liability in a Sale and Leaseback;

13

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

4.2.	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

• What is meant by a right to defer settlement

• That a right to defer must exist at the end of the reporting period

• That classification is unaffected by the likelihood that an entity will exercise its deferral right

• That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The Company reviewed our covenants disclosures to comply with the amendment of IAS 1.

5.	Cash and cash equivalents and financial investments

	March 31, 2024	December 31, 2023
Cash and banks	25,138	30,053
Short-term investments maturing in up to 90 days (a)	46,387	33,689
Total cash and cash equivalents	71,525	63,742

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 100.5% to 103.0% (2023 - 60% to 103.0%) of the CDI rate (Interbank Interest Rate in Brazil).

6.	Restricted cash

The amount of R$6,578 invested in Bank Deposit Certificate in March 2024 refers to the contractual guarantee of Votorantim S.A.’s loan. Minimum Guarantee Percentage: 33% of the outstanding balance of the Guaranteed Operation.

14

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

7.	Trade and other receivables

	March 31, 2024	December 31, 2023
Domestic	211,025	185,099
Abroad	22,900	21,013
	233,925	206,112

Allowance for expected credit losses	(62,020)	(57,328)
Total	171,905	148,784

Changes in allowance for expected credit losses are as follows:

	March 31, 2024	December 31, 2023
Balance at the Beginning period	(57,328)	(10,427)
Additions	(6,432)	(49,247)
Reversal	1,001	-
Foreign exchange variation	(551)	(277)
Write-offs	1,290	2,623
Balance at the End of the period	(62,020)	(57,328)

The breakdown of accounts receivable from customers by maturity is as follows:

	March 31, 2024	December 31, 2023
Current	183,171	154,846
Overdue (days):
1–30	9,388	16,636
31–60	5,423	6,282
61–90	3,260	2,915
91–120	4,265	2,257
121–150	2,837	2,069
>150	25,581	21,107
Total	233,925	206,112

15

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

8.	Recoverable assets

	March 31, 2024	December 31, 2023
Corporate income tax (IRPJ) (a)	1,960	2,141
Social contribution (CSLL) (a)	412	450
Federal VAT (PIS/COFINS) (b)	29,902	23,147
Others	2,721	2,320
Total tax assets	34,995	28,058

Current	34,983	28,058
Non-current	12	-
(a)	Income tax and social contribution - the balance is composed by amounts withheld and advances of corporate income tax and social contribution carried out in the previous years.
(b)	As a result of a taxes restructuring in 2021, there was a change in the tax classification in part of services provided, consequently, the Company has started collecting contributions to PIS and COFINS (Federal VAT) on a noncumulative basis under the rates of 1.65% and 7.6%, respectively. On a non-cumulative basis, the Company became eligible to PIS and COFINS tax credits on SMS cost invoices issued by the operator.

16

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

9.	Property, plant and equipment

9.1.	Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance March 31, 2024
Furniture and fixtures	10	800	(601)	199
Leasehold improvements	10	1,607	(1,303)	304
Data processing equipment	20	22,618	(12,717)	9,901
Right of use – leases	20 to 30	6,211	(2,181)	4,030
Machinery and equipment	10	93	(9)	84
Total		31,329	(16,811)	14,518

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2023
Furniture and fixtures	10	800	(512)	288
Leasehold improvements	10	1,609	(1,262)	347
Data processing equipment	20	22,500	(11,341)	11,159
Right of use – leases	20 to 30	5,129	(2,595)	2,534
Machinery and equipment	10	93	(8)	85
Total		30,131	(15,718)	14,413

17

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

9.2.	Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2023	Additions	Disposals	Hyperinflation adjustment	Exchange variations	March, 31, 2024
Furniture and fixtures		800	-	-	-	-	800
Leasehold improvements		1,607	-	-	-	-	1,607
Data processing equipment		22,502	57	-	41	18	22,618
Right of use – leases		5,129	3,010	(1,928)	-	-	6,211
Machinery and equipment		93	-	-	-	-	93
Cost		30,131	3,067	(1,928)	41	18	31,329
Furniture and fixtures	10	(512)	(89)	-	-	-	(601)
Leasehold improvements	10	(1,262)	(41)	-	-	-	(1,303)
Data processing equipment	20	(11,341)	(1,319)	2	(41)	(18)	(12,717)
Right of use – leases	20 to 30	(2,595)	(575)	989	-	-	(2,181)
Machinery and equipment	10	(8)	(1)	-	-	-	(9)
(-) Accumulated depreciation		(15,718)	(2,025)	991	(41)	(18)	(16,811)
Total		14,413	1,042	(937)	-	-	14,518
18

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

	Average annual depreciation rates %	December 31, 2022	Additions	Disposals	Hyperinflation adjustment	Transfers	Exchange variations	December 31, 2023
Furniture and fixtures		724	62	(79)	-	93	-	800
Leasehold improvements		1,607	2	-	-	-	-	1,609
Data processing equipment		26,541	2,940	(6,636)	18	(108)	(255)	22,500
Right of use – leases		5,313	-	(184)	-	-	-	5,129
Machinery and equipment		374	-	(272)	-	(9)	-	93
Other fixed assets		158	-	(306)	-	148	-	-
Cost		34,717	3,004	(7,477)	18	124	(255)	30,131
Furniture and fixtures	10	(358)	(98)	29	-	(85)	-	(512)
Leasehold improvements	10	(1,100)	(163)	1	-	-	-	(1,262)
Data processing equipment	20	(12,548)	(4,902)	5,945	(677)	11	830	(11,341)
Right of use – leases	20 to 30	(709)	(2,007)	121	-	-	-	(2,595)
Machinery and equipment	10	(294)	(8)	237	-	57	-	(8)
Other fixed assets	10 to 20	(118)	-	225	-	(107)	-	-
(-) Accumulated depreciation		(15,127)	(7,178)	6,558	(677)	(124)	830	(15,718)
Total		19,590	(4,174)	(919)	(659)	-	575	14,413

19

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)
10.	Intangible assets

10.1.	Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance on March 31, 2024
Intangible assets under development	-	49,639	-	49,639
Software license	-	32,884	(12,100)	20,784
Database	20 to 50	800	(647)	153
Goodwill	-	923,439	-	923,439
Customer portfolio	10	135,848	(114,599)	21,249
Non-compete	20	2,697	(2,155)	542
Brands and patents	20	29	-	29
Platform	10 to 20	479,619	(156,333)	323,286
Total		1,624,955	(285,834)	1,339,121

	Average annual amortization rates %	Cost	Amortization	Net balance on December 31, 2023
Intangible assets under development	-	47,124	-	47,124
Software license	20 to 50	32,217	(10,085)	22,132
Database	20 to 50	800	(627)	173
Goodwill	-	923,439	-	923,439
Customer portfolio	10	135,848	(111,186)	24,662
Non-compete	20	2,697	(1,954)	743
Brands and patents	20	29	-	29
Platform	10 to 20	470,235	(141,210)	329,025
Total		1,612,389	(265,062)	1,347,327

20

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

10.2.	Changes in intangible assets

	Average annual amortization rates %	December 31, 2023	Additions	Transfers	Hyperinflation adjustment	Exchange variations	March 31, 2024
Intangible asset in progress		47,124	11,622	(9,476)	281	88	49,639
Software license		32,217	575	92	-	-	32,884
Database		800	-	-	-	-	800
Goodwill		923,439	-	-	-	-	923,439
Customer portfolio		135,848	-	-	-	-	135,848
Non-compete		2,697	-	-	-	-	2,697
Brands and patents		29	-	-	-	-	29
Platform		470,235	-	9,384	-	-	479,619
Cost		1,612,389	12,197	-	281	88	1,624,955
Software license	20 – 50	(10,085)	(2,015)	-	-	-	(12,100)
Database	10	(627)	(20)	-	-	-	(647)
Customer portfolio	10	(111,186)	(3,413)	-	-	-	(114,599)
Non-compete	20	(1,954)	(201)	-	-	-	(2,155)
Platform	10 - 20	(141,210)	(15,123)	-	-	-	(156,333)
(-) Accumulated amortizations		(265,062)	(20,772)	-	-	-	(285,834)
Total		1,347,327	(8,575)	-	281	88	1,339,121

21

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

	Average annual amortization rates %	December 31, 2022	Additions	Transfers	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2023
Intangible asset in progress		41,707	47,253	(40,714)	(5)	522	(1,639)	47,124
Software license		10,112	5,403	18,888	(2,186)	-	-	32,217
Database		800	-	-	-	-	-	800
Goodwill		923,439	-	-	-	-	-	923,439
Customer portfolio		131,448	-	4,400	-	-	-	135,848
Non-compete		2,697	-	-	-	-	-	2,697
Brands and patents		29	-	-	-	-	-	29
Platform		452,814	-	17,421	-	-	-	470,235
Cost		1,563,046	52,656	(5)	(2,191)	522	(1,639)	1,612,389
Software license	20 – 50	(5,135)	(6,465)	139	1,376	-	-	(10,085)
Database	10	(547)	(80)	-	-	-	-	(627)
Customer portfolio	10	(94,967)	(13,652)	(2,567)	-	-	-	(111,186)
Non-compete	20	(1,146)	(808)	-	-	-	-	(1,954)
Platform	10 - 20	(84,019)	(59,624)	2,433	-	-	-	(141,210)
(-) Accumulated amortizations		(185,814)	(80,629)	5	1,376	-	-	(265,062)
Total		1,377,232	(27,973)	-	(815)	522	(1,639)	1,347,327

22

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

The amortization of intangibles includes the amount of R$16,180 for the three months period ended March 31, 2024 (R$16,988 for the three-month period ended March 31, 2023) related to amortization of intangible assets acquired in business combinations, of which R$12,785 (R$13,511 for the three-month period ended March 31, 2023) was recorded in costs of services and R$3,395 (R$3,477 for the three-month period ended March 31, 2023) in administrative expenses.

The Company performs its annual impairment test in December and when circumstances indicate that the carrying value may be impaired. The Company impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2023. For the period ended March 31, 2024, The Company had no indications of impairment for its intangible assets, therefore an impairment test was not required.

11.	Trade and other payables

	March 31, 2024	December 31, 2023
Domestic suppliers	248,676	243,186
Abroad suppliers	4,251	3,897
Advance from customers	1,102	2,220
Related parties (a)	108,143	89,594
Other accounts payable	5,679	15,101
Total	367,851	353,998

Current	367,851	353,998
Non-current	-	-

(a)	The outstanding balances Relate to transactions in the ordinary course of business with the Company’s shareholder Twilio Inc. (note 23).
23

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

12.	Loans, borrowings and debentures

					Changes in cash				Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2023	Proceeds	Interest paid	Amortized cost	Payments	Interest incurred	March 31, 2024	Current	Non- current
Working capital	100% CDI + 2.51% to 6.55%	30,148	39,519	69,667	11,867	(2,509)	65	(5,990)	3,061	76,161	26,893	49,268
Debentures	18.16%	6,043	12,086	18,129	-	(488)	34	(1,029)	733	17,379	6,803	10,576
		36,191	51,605	87,796	11,867	(2,997)	99	(7,019)	3,794	93,540	33,696	59,844

					Changes in cash				Changes not affecting cash
	Interest rate p.a.	Current	Non- current	December 31, 2022	Proceeds	Interest paid	Payments	Amortized cost	Interest incurred	December 31, 2023	Current	Non- current
Working capital	100% CDI + 2.51% to 6.55% and 8.60%	62,335	63,499	125,834	30,000	(17,533)	(85,239)	(662)	17,267	69,667	30,148	39,519
Debentures	18.16%	27,206	13,794	41,000	-	(4,168)	(22,471)	(400)	4,168	18,129	6,043	12,086
		89,541	77,293	166,834	30,000	(21,701)	(107,710)	(1,062)	21,435	87,796	36,191	51,605

24

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

The portion classified in non-current liabilities has the following payment schedule:

	March 31, 2024	December 31, 2023
2025	25,776	26,856
2026	34,068	24,749
Total	59,844	51,605

Working Capital

On January 3, 2024, Zenvia Brazil signed an amendment with Banco Bradesco S.A. for a CCB (Cédula de Crédito Bancário) in the original aggregate amount of R$30,000, current balance R$11,073, establishing a new amortization schedule comprised of 36 installments, six months of grace period and 30 amortization period of principal.

On January 4, 2024, Zenvia Brazil entered into an agreement with Itaú Unibanco S.A. for a CCB (Cédula de Crédito Bancário), in the aggregate amount of R$ 12,000, establishing a amortization schedule comprised of 36 installments, six months of grace period and 30 amortization period of principal.

As of March 31, 2024, the Company assessed the covenant clauses of loans and financing for quarterly measurement. The Company renegotiated the covenants to ensure compliance, and no material adjustments were required in the interim condensed consolidated financial statements.

Contractual clauses

The Company has financing agreements in the amount of R$49,427 guaranteed by 20% of accounts receivable given as collateral and the balance of financial investment recorded as current assets, representing three times the amount of the first payment of principal plus interest.

The Company has a financing agreement with Bradesco in the amount of R$11,205 in which the guarantee is the receipt of credits from Bradesco as a client.

The Company, through its subsidiary One to One has entered into a financing agreement for the issuance of debentures guaranteed by: (i) the fiduciary assignment to creditor of receivables equivalent at least, (i) R$4,000 between November 30, 2023 and December 31, 2024; (ii) R$3,000 between January 1, 2025 and December 31, 2025; and (iii) R$2,000 between January 1, 2026 and December 31, 2026, which must go through an escrow account controlled by the creditor and, upon confirmation that

25

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

the guarantees are in order, are subsequently released to the Company; and (ii) the fiduciary assignment to creditor of 10% of the Company's corporate stock.

Covenants

In 2023, The Company has renegotiated new terms to be applied as of the year 2024 for the financial covenants of loans and financing. The most restrictive net debt-to-EBITDA financial covenant to which we are currently subject requires that such ratio does not exceed 2.5x and which is measured at the end of each fiscal year. In addition to these, the Company also has other covenants related to indebtedness level. Furthermore, our working capital agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross default provision means that a default on one loan would result in a default of our other loans.

On March 31, 2024, the Company assessed the covenant clauses of its loans and financings with the aim of mitigating non-compliance with the entirety of the restrictive clauses in its annual measurement. As part of the action plan, the Company renegotiated certain covenant clauses with financial institutions, obtained waivers to ensure compliance and received the necessary consents from these institutions. The Company does not anticipate short- and medium-term impacts on its operations resulting from possible breaches of restrictive clauses.

13.	Liabilities from acquisitions

Liabilities from business combinations
	March 31, 2024	December 31, 2023
Acquisition of Sirena	2,254	3,496
Acquisition of D1 (i)	24,547	20,769
Acquisition of SenseData	38,005	41,943
Acquisition of Movidesk (ii)	226,076	228,495
Total liabilities from acquisitions	290,882	294,703

Current	96,963	134,466
Non-current	193,919	160,237

(i) On February 6, 2024, Zenvia Brazil renegotiated the D1 earnout, in the total outstanding amount of R$21,521. Payment terms were extended to a total of 36 months, with a six-month grace period and 30 monthly payments, with final maturity in December 2026.

(ii) On February 6, 2024, Zenvia Brazil renegotiated the earnout with Movidesk, with a total balance of R$206,699 as of December 31, 2023. Payment terms have been extended to a total of 60 months, with final due date in December 2028, with Zenvia option to convert approximately R$100,000 of total debt into equity, subject to certain conversion deadlines agreed between the parties.

26

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

For the three months period ended March 31,
	Sirena	D1	Sensedata	Movidesk
2024	2,254	4,463	16,288	64,045
2025	-	8,926	21,717	1,249
2026	-	11,158	-	51,253
2027	-	-	-	55,852
2028	-	-	-	53,677
Total	2,254	24,547	38,005	226,076

14.	Provisions for tax, labor and civil risks

14.1.	Provisions for probable losses

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuits in progress and the need to record a provision for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refer to lawsuits in progress and social security risk.

	March 31, 2024	December 31, 2023
Provisions
Service tax (ISSQN) Lawsuit – Company Zenvia (a)	40,833	39,855
Labor provisions and other provisions	2,070	2,352
Total provisions	42,903	42,207
Judicial deposits
Service tax (ISSQN) judicial deposits – Lawsuit Company Zenvia (a)	(40,874)	(39,895)
Labor appeals judicial and other deposits	(617)	(591)
Total judicial deposits	(41,491)	(40,486)
Total	1,412	1,721
(a)	The amount of the liability related to the provision and judicial deposits for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against Zenvia Brazil itself.

14.2.	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On

27

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

March 31, 2024, the total amount of contingencies classified as possible was R$45,722 (R$75,655 as of December 31, 2023). The most relevant cases are set below:

Taxes: The Company is involved in disputes related to administrative claims in the amount of R$ 41,781 (R$40,640 as of December 31, 2023) related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from the acquisition of Kanon Serviços em Tecnologia da Informação Ltda. By Zenvia Mobile from Spring Mobile Solutions Inc. in previous years.

Labor: the labor contingencies assessed as possible losses totaled R$2,307 as of March 31, 2024 (R$2,551 as of December 31, 2023). Labor-related actions essentially consist of issues related to commission differences, variable compensation and salary parity.

Civil: the civil contingencies assessed as possible losses totaled R$1,316 as of March 31, 2024 (R$961 as of December 31, 2023).

28

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

Changes in provisions are as follows:

Provision
Balance at January 1, 2023	39,750
Additions	5,731
Reversals	(1,689)
Payments	(1,585)
Balance at December 31, 2023	42,207
Additions	1,109
Reversals	(413)
Balance at March 31, 2024	42,903

Changes in judicial deposits are as follows:

Deposits
Balance at January 1, 2023	37,781
Additions	2,705
Balance at December 31, 2023	40,486
Additions	1,014
Payments	(9)
Balance at March 31, 2024	41,491

15.	Long-Term Incentive Programs and Management remuneration

The Company offers to its executives and employees long-term incentive plans (“ILPs”) based on the issuance of restricted Class A common shares (“RSUs”) and cash-based payments equivalent to RSU. The Company recognizes as expense the fair value of RSUs, measured at the grant date, on a straight-line basis during the vesting provided by the respective plan, with a corresponding entry: to shareholders’ equity for plans exercisable in shares; and to liabilities for plans exercisable in cash. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered. The expense of the plans is recognized in the statement of profit or loss in accordance with the function performed by the beneficiary.

x

On May 4, 2022, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 4”) that will grant a maximum of 240,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 28 months as of May 5, 2022 and, to certain executives and employees, the achievement of certain gross profit performance goals. The granting of RSU under ILP 4 partially occurred in the third quarter of 2022 and a provision was recorded as an expense in the consolidated statements of profit or loss.

29

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

On February 24, 2023, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 5”) that will grant a maximum of 2,300,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 36 months as of January 1, 2023.

On January 24, 2024, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 6”) that will grant a maximum of 2,300,000 RSUs (or cash-based payments equivalent to RSUs) to certain executives and employees of the Company subject to a vesting period of 36 months as of January 1, 2024.

As of March 31, 2024, the Company had outstanding 4,750,849 “RSUs” that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$1,322 (R$2,314 as of December 31, 2023) recorded in the consolidated financial statements. An expense amounting to R$1,829 (R$500 for the three months period ended March 31, 2023) was recorded in the consolidated statements of profit or loss position as relative to the vesting period of the restricted share units.

Date		Quantity
Grant	Vesting	Shares granted	Weighted average grant date fair value (Per share)
08. 09. 2021	12. 22. 2022	45,522	59.11
08. 23. 2021	12. 22. 2022	11,436	84.50
08. 24. 2021	12. 22. 2022	3,833	86.68
05. 05. 2022	05. 09. 2024	240,000	75.72
03. 13. 2023	12. 31. 2025	2,300,000	8.34
02. 06. 2024	12. 31. 2026	2,300,000	7.35
		4,900,791

As of March 31, 2024 the Company has 4,750,849 shares issued (outstanding shares), reserved for the shared based payment plans.

The roll forward of the granted shares for the three months period ended March 31, 2024, is presented as follows:

30

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

Consolidated
Outstanding RSU as of December 31, 2022	295,334
Shares granted	2,300,000
Shares delivered	(144,485)
Outstanding RSU on December 31, 2023	2,450,849
Shares granted	2,300,000
Outstanding RSU on March 31, 2024	4,750,849

Key management personnel compensation

Key management personnel compensation comprised the following:

For the three months period ended March 31,
	2024	2023
Short-term employee benefits	3,078	2,707
Other long-term benefits	241	-
Termination benefits	-	14
Share-based payments	610	38
Total	3,929	2,759
31

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

16.	Equity

Share Capital

Shareholder’s	Class	March 31, 2024	% (i)	December 31, 2023	% (i)
Bobsin Corp	B	9,578,220	18.88	9,578,220	22.92
Bobsin Corp	A	9,758,170	19.23	897,635	2.15
Oria Zenvia Co-investment Holdings, LP	B	7,119,930	14.03	7,119,930	17.04
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,329,105	8.53	4,329,105	10.36
Oria Tech I Inovação Fundo de Investimento em Participações	B	2,637,670	5.20	2,637,670	6.31
Twilio Inc.	A	3,846,153	7.58	3,846,153	9.20
D1 former shareholders	A	1,942,750	3.83	1,942,750	4.65
SenseData former shareholders	A	94,200	0.19	94,200	0.23
Movidesk former shareholders	A	315,820	0.62	315,820	0.76
Spectra I - Fundo de Investimento em Participações	A	39,940	0.08	39,940	0.10
Spectra II - Fundo de Investimento em Participações	A	159,770	0.31	159,770	0.38
Others	A	10,923,277	23.52	10,834,150	25.90
		50,745,005	100	41,795,343	100

On February 6, 2024, the Company issued 8,860,535 Class A common shares to Bobsin Corp due to a private placement investment in the Company, resulting in a capital increase in the amount of R$49,997. Pursuant to the terms of the investment agreement, for a period of 3 years from the closing date of the investment, Bobsin Corp. will be entitled to receive, as a return on its investment, additional cash or an equivalent amount in common shares issued by us, upon the occurrence of certain future liquidity or corporate transaction events (such as the occurrence of an equity follow-on or a transaction resulting in a change of our control) “Trigger Event”. The calculation of such investment returns will be linked to the appreciation of our share price over this period of time.

The return on investment (premium) to be paid upon the occurrence of a liquidity event is based on the value of the Company's shares. According to IFRS 9, this premium meets the characteristics of an embedded derivative in the investment agreement. At initial recognition, the derivative is measured at fair value, separate from the investment value, and recognized as a derivative financial liability without impacting the profit or loss. In subsequent measurements, any changes in the fair value of the derivative are recognized in profit or loss.

32

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

On February 6, 2024 (initial recognition), a capital increase of 838 was recognized, and the embedded derivative was valued at 49,159. As of March 31, 2024, mainly due to the appreciation of the Company’s share price, the fair value of the embedded derivative increased to R$82,406, and R$33,248 was recorded in the statements of profit or loss as finance expenses.

17.	Segment reporting

17.1.	Basis for segmentation

For management purposes, the Company is organized into business units based on its products and services and has two reportable segments, as follows:

Reportable segments	Operations
SaaS (Software-as-a-Service)

Includes the following solutions:

i.        Zenvia Attraction: Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation.

ii.        Zenvia Conversion: Converting leads into sales using multiple communication channels.

iii.        Zenvia Service: Enabling companies to provide customer service with structured support across multiple channels.

iv.        Zenvia Success: Protect and expand customer revenue through cross-selling and upselling.

v.        Consulting: A Business Intelligence team that provides solutions to customer needs by using SaaS and CPaaS to enhance the end-consumer experience.

CPaaS (Communications Platform as a Service)	Includes services such as SMS, Voice, WhatsApp, Instagram and Webchat, all such applications being orchestrated and automated by chatbots, single customer view, journey designer, documents composer and authentication.

17.2.	Information about reportable segments

The following table present revenue and cost of services information for the Company operations segments for the three months period ended March 31, 2024 and 2023, respectively:

33

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

For the three months period ended March 31,
	2024			2023
	CPaaS	SaaS	Consolidated	CPaaS	SaaS	Consolidated
Revenue	135,816	76,820	212,636	110,462	68,585	179,047
Cost of services	(85,528)	(46,251)	(131,779)	(64,429)	(35,669)	(100,098)
Gross profit	50,288	30,569	80,857	46,033	32,916	78,949

Operational expenses, finance income, finance expenses, taxes and fair values gains and losses on certain financial assets and liabilities are not allocated to individual segments as these are managed on an overall group basis.

17.3.	Major customer

In March 2024, the Company had one customer representing more than 10% of consolidated revenue. For the three months period ended March 31, 2024 and 2023, this customer represented 11.7% and 11.8%, respectively, of consolidated revenue.

17.4.	Revenue geographic information

The Company’s revenue by geographic region is presented below:

	For the three months ended March 31,
	2024	2023
Primary geographical markets
Brazil	178,122	160,095
USA	16,083	3,571
Argentina	3,213	3,110
Mexico	4,235	4,231
Switzerland	58	82
Colombia	980	1,625
Peru	1,946	1,043
Chile	505	897
Others	7,494	4,393
Total	212,636	179,047
34

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

18.	Costs and expenses by nature

	For the three months period ended March 31, 2024
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(3,747)	(9,280)	(7,098)	(1,733)	-	-	(21,858)
Benefits	(1,238)	(1,772)	(1,688)	(1,566)	-	-	(6,264)
Compulsory contributions to social security	(1,052)	(2,600)	(2,718)	(2,783)	-	-	(9,153)
Compensation	(14)	(298)	(93)	(151)	-	-	(556)
Provisions (vacation/13th salary)	(956)	(2,062)	(1,678)	(2,177)	-	-	(6,873)
Provision for bonus and profit sharing	(750)	(2,753)	(4,334)	(2,470)	-	-	(10,307)
Other	(2)	(106)	(282)	(53)	-	-	(443)
Total	(7,759)	(18,871)	(17,891)	(10,933)	-	-	(55,454)

Costs with operators/Other costs	(107,500)	-	-	-	-	-	(107,500)
Depreciation and amortization	(16,520)	(423)	(4,571)	(1,283)	-	-	(22,797)
Outsourced services	-	(937)	(5,783)	(997)	-	-	(7,717)
Rentals/insurance/condominium/water/energy	-	-	(88)	-	-	-	(88)
Allowance for credit losses	-	-	-	-	(5,431)	-	(5,431)
Marketing expenses / events	-	(4,165)	(13)	-	-	-	(4,178)
Software license	-	(1,285)	(1,977)	(974)	-	-	(4,236)
Commissions	-	(1,444)	-	-	-	-	(1,444)
Communication	-	(28)	(243)	(335)	-	-	(606)
Travel expenses	-	(78)	(126)	(32)	-	-	(236)
Other expenses	-	(128)	(578)	(242)	-	-	(948)
Earn-out	-	-	-	-	-	(10,081)	(10,081)
Other income and expenses, net	-	-	-	-	-	(1,272)	(1,272)
Total expenses by nature	(131,779)	(27,359)	(31,270)	(14,796)	(5,431)	(11,353)	(221,988)

35

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

	For the three months period ended March 31, 2023
	Cost of services	Sales and marketing expenses	General administrative expenses	Research and development expenses	Allowance for credit losses	Other income and expenses, net	Total
Personnel expenses
Salary	(2,887)	(9,032)	(9,104)	(966)	-	-	(21,989)
Benefits	(821)	(1,840)	(1,816)	(1,629)	-	-	(6,106)
Compulsory contributions to social security	(648)	(2,376)	(2,731)	(3,036)	-	-	(8,791)
Compensation	(22)	(166)	(549)	(29)	-	-	(766)
Provisions (vacation/13th salary)	(801)	(2,207)	(1,958)	(2,531)	-	-	(7,497)
Provision for bonus and profit sharing	(320)	(1,783)	(2,879)	(2,177)	-	-	(7,159)
Share-based payment	(1)	(65)	(318)	(46)	-	-	(430)
Other	-	(179)	(208)	196	-	-	(191)
Total	(5,500)	(17,648)	(19,563)	(10,218)	-	-	(52,929)

Costs with operators/Other costs	(78,812)	-	-	-	-	-	(78,812)
Depreciation and amortization	(15,418)	(424)	(4,200)	(91)	-	-	(20,133)
Outsourced services	(333)	(658)	(4.137)	(3.524)	-	-	(8.652)
Rentals/insurance/condominium/water/energy	-	(462)	(55)	-	-	-	(517)
Allowance for credit losses (i)	-	-	-	-	(18,269)	-	(18,269)
Marketing expenses / events (ii)	-	(2,738)	(19)	-	-	-	(2,757)
Software license	-	(2,697)	(1,292)	(1,191)	-	-	(5,180)
Commissions	-	(838)	-	(65)	-	-	(903)
Communication (ii)	(29)	(46)	(177)	(429)	-	-	(681)
Travel expenses	-	(193)	(286)	(54)	-	-	(533)
Other expenses	(6)	(1.738)	(1.718)	1.568	-	-	(1,894)
Other income and expenses, net	-	-	-	-	-	(83)	(83)
Total expenses by nature	(100,098)	(27,442)	(31,447)	(14,004)	(18,269)	(83)	(191,343)

(i) The 2023 was restated (Note 1 - b) to reflect the adjustment to the provisional amounts.

(ii) The Company reclassified some comparative balances for better presentation and comparability with the current period, without any impact on its result, without changes in the totalizing subgroups and without impact on the assessment of covenants.

36

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

19.	Financial Income (Expenses)

	For the three months period ended March 31,
	2024	2023
Finance expenses
Interest on loans and financing	(3,062)	(5,123)
Interest on Debentures	(732)	(1,665)
Discount	(4,345)	(3,935)
Foreign exchange losses	(4,287)	(2,316)
Bank expenses and IOF (tax on financial transactions)	(1,111)	(503)
Other financial expenses	(6,023)	(311)
Interests on leasing contracts	(175)	(112)
Losses on derivative instrument	(33,248)	(837)
Inflation adjustment	(1,507)	(136)
Interest and adjustment to present value (APV) on liabilities from acquisition	(10,997)	(3,786)
Total financial expenses	(65,487)	(18,724)
Finance income
Interest	84	1
Foreign exchange gain	906	732
Interests on financial instrument	319	1,153
Other financial income	1,317	184
Interest and adjustment to present value (APV) on liabilities from acquisition	2,657	555
Total finance income	5,283	2,625
Net finance costs	(60,204)	(16,099)

37

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

20.	Income tax and social contribution

Three months period ended March 31
	2024	2023
Deferred taxes on temporary differences and tax losses	16,083	11,846
Current tax expenses	(2,420)	(218)
Tax (income) expense	13,663	11,628

20.1.	Reconciliation between the nominal income tax and social contribution rate and effective rate

Three months period ended March 31
	2024	2023
Loss before income tax and social contribution	(69,556)	(28,395)
Basic rate	34%	34%
Income tax and social contribution	23,649	9,654
Tax incentives - “Lei do Bem 11.196/05”	3,548	493
Tax loss carryforward not recorded from subsidiaries	(2,084)	4,356
Others	(1,457)	(2,875)
Losses on derivative instrument	(9,993)	-
Tax benefit (expense)	13,663	11,628
Effective rate	19,81%	54,94%

38

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

20.2.	Breakdown and Changes in deferred income tax and social contribution

	March 31, 2024	December 31, 2023
Deferred tax assets
Provision for labor, tax and civil risk	13,883	13,551
Allowance for doubtful accounts	5,948	4,781
Tax losses and negative basis of social contribution tax	14,285	8,059
Provision for compensation or renegotiation from acquisitions	37,595	34,908
Goodwill impairment	33,059	33,059
Customer portfolio and platform	19,268	16,154
Interest and adjustment to present value (APV) on liabilities from acquisition	4,959	4,200
Other temporary differences	5,842	4,044
Total deferred tax assets	134,839	118,756
Deferred Tax liabilities
Goodwill	(26,785)	(26,785)
Total deferred tax liabilities	(26,785)	(26,785)
Net deferred tax	108,054	91,971
Deferred taxes – assets	108,054	91,971
Deferred taxes – liabilities	-	-

Balance at December 31, 2023	91,971
Additions	16,083
Balance at March 31, 2024	108,054
39

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

21.	Earnings per share

The calculation of basic earnings per share is calculated by dividing loss of the period by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially dilutive common shares into common shares.

For the three months period March 31, 2024 and 2023, the number of shares used to calculate the diluted net loss per share of common stock attributable to common shareholders is the same as the number of shares used to calculate the basic net loss per share of common stock attributable to common shareholders for the period presented because potentially dilutive shares would have been antidilutive if included in the calculation. The tables below show data of loss and shares used in calculating basic and diluted earnings per share.

Three months period ended March 31
	2024	2023
Basic and diluted earnings per share
Numerator
Loss of the period assigned to Company’s shareholders	(56,011)	(16,839)
Denominator
Weighted average for number of common shares	50,745,005	41,766,228

Basic and diluted loss per share (in reais)	(1.104)	(0.403)

40

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

22.	Risk management and financial instruments

22.1.	Classification of financial instruments

The classification of financial instruments is presented in the table below:

	March 31, 2024						December 31, 2023
	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3	Amortized cost	Fair value through profit or loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	71,525	-	-	-	-	63,742	-	-	-	-
Restricted cash	6,578	-	-	-	-	6,403	-	-	-	-
Trade accounts receivable	171,905	-	-	-	-	148,784	-	-	-	-
Total assets	250,008	-	-	-	-	218,929	-	-	-	-
Liabilities		-	-	-	-
Loans and financing	93,540	-	-	-	-	87,796	-	-	-	-
Trade and other payable	367,851	-	-	-	-	353,998	-	-	-	-
Derivative financial instruments	-	82,406	-	-	82,406	-	-	-	-	-
Liabilities from acquisition	290,882	-	-	-	-	292,152	-	-	-	-
Total liabilities	752,273	82,406	-	-	82,406	733,946	-	-	-	-

41

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

22.1.1.       Level 3 measurement

The fair value of returns from private placement investments is determined using unobservable inputs, therefore it is classified at the level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of the derivative financial instruments of measurement and the sensitivity analysis are presented below.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable and fair value measurement
Derivative financial instruments (see note 16)	Black-Scholes model.: The valuation model considered inputs including volatility of the share price, time to expiration, risk-free interest rate	The observable inputs are historical volatility for the shares’ historical prices does not represent current market participants' expectations about the future volatility.	The estimated fair value would increase (decrease) if: The volatility of the Company's market cap or the occurrence of a trigger event within 36 months of the investment contract's closing date.

Sensitivity Analysis of Fair Value Measurements:

March 31, 2024
Variable	DB Value	+10% Shock	-10% Shock	Return (+10%)	Return (-10%)
Volatility of the Asset	95.14%	104.66%	85.63%	84,517	81,230
USD Risk Free	4.22%	4.64%	3.80%	83,505	82,296
BRL Risk Free	9.75%	10.72%	8.77%	81,737	84,077
USD/BRL Exchange Rate	4.9962	5.4958	4.4966	91,189	74,609
Correlation (Asset & Parity)	-30.83%	-33.91%	-27.74%	83,372	82,428

42

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

22.2.	Financial risk management

The main financial risks to which the Company and its subsidiaries are exposed when conducting their activities are:

(a)	Credit risk

It results from any difficulty in collecting the amounts of services provided to the customers. The Company and its subsidiaries are also subject to credit risk from their interest earning bank deposits. The credit risk related to the provision of services is minimized by a strict control of the customer base and active delinquency management by means of clear policies regarding the concession of services. There is no concentration of transactions with customers and the default level is historically very low. In connection with credit risk relating to financial institutions, the Company and its subsidiaries seek to diversify such exposure among financial institutions.

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	March 31, 2024	December 31, 2023
Cash and cash equivalents	71,525	63,742
Restricted cash	6,578	6,403
Trade accounts receivable	171,905	148,784
Total	250,008	218,929

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

●       All notes receivable past due for more than 180 days;

●       Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

43

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

(b)	Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

(c)	Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are closely monitored by Company’s Management, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

We are committed to and have been taking all the necessary actions that we consider necessary to enable the Company to obtain the funding to ensure it will continue its regular operations in the next twelve months, including raising new credit lines and/or issuing new equity, among other alternatives.

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 months	1–2 years	2–3 years	> 3 years
Loans, borrowings and debentures	93,540	106,086	39,274	38,594	28,218	-
Trade and other payables	367,851	367,851	367,851	-	-	-
Liabilities from acquisitions	290,882	321,618	106,561	54,556	68,744	91,757
Lease liabilities	4,318	5,073	2,790	1,196	1,087	-
Total	756,591	800,628	516,476	94,346	98,049	91.757

(d)	Capital management

The Company's capital management aims to ensure that an adequate credit rating is maintained, as well as a capital relationship, so as to support Company's business and leverage shareholders' value.

44

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

The Company controls its capital structure by adjusting it to the current economic conditions. In order to maintain an adjusted structure, the Company may pay dividends, return capital to the shareholders, obtain funding from new loans, issue promissory notes and contract derivative transactions.

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	March 31, 2024	December 31, 2023
Loans and borrowings	93,540	87,796
Cash and cash equivalents	(71,525)	(63,742)
Net debt	22,015	24,054
Total equity	837,819	888,810
Net debt/equity (%)	0.03	0.03

23.	Related Parties

Related parties transactions are carried out under conditions and prices established by the parties, the intercompany transactions are eliminated in consolidation.

As of March 31, 2024, the Company has in trade and other payables R$108,143 (R$89,594 as of December 31, 2023) with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which establish for the reimbursement of SMS costs. During the three months period ended March 31, 2024, the Company in profit or loss the total amount of R$4.347 (R$3.933 for the three months period ended March 31, 2023).

As explained in note 16, as of March 31, 2024, the Company recognized a liability in the amount of R$82,406 (R$33,247 of finance expenses) with the controlling shareholder related to the investment agreement signed for the capital increase.

45

Notes to the unaudited interim condensed consolidated financial statements (In thousands of Reais)

24.	Events after the reporting period

On April 12, 2024, Zenvia Brazil entered into an agreement with Banco ABC Brasil S.A. for a Commercial Notes, in the aggregate amount of R$15,000, establishing an amortization schedule comprised of 18 installments, six months of grace period and 12 installments of principal.

On April 18, 2024, Zenvia Brazil entered into an agreement with Banco Santander S.A. for a CCB (Cédula de Crédito Bancário) in the aggregate amount of R$25,000, establishing an amortization schedule comprised of 12 installments, three months of grace period and 9 installments of principal.

46

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 15, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer